Exhibit 1

Media Relations	Investor Relations
Chito Maniago	Pierre Co
+632 849 3600	+632 849 3600
chito.maniago@cemex.com	pierre.co@cemex.com

CHP POSTS P6.2 B 1Q 2019 REVENUES

•	1Q 2019 volumes improved sequentially by 9 percent but behind by 1 percent year- over-year

MANILA, PHILIPPINES. APRIL 26, 2019 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that it posted sales revenues and net income amounting to P6.23 billion and P172 million, respectively, during the first quarter of this year behind better operating income and lower foreign exchange losses.

Sales volume during the first quarter posted a 9% improvement from the fourth quarter of 2018 when the company’s operations were affected by the landslide in Naga City. Sales activity was still recovering at the start of the year but picked up towards February to March. As a result, quarterly cement sales volumes ended slightly lower by 1% compared to the same period last year.

Cost of goods sold during the first quarter went up by 14 percent compared to the same period last year because of the maintenance shutdown of its Solid cement plant which was not undertaken in the previous year. The company also utilized outsourced clinker inventory and cement imports that the company built up and ordered in late 2018 in response to the Naga City landslide.

For the quarter, CHP posted EBITDA amounting to P1.1 billion resulting to an EBITDA margin of 17 percent.

“At the start of the year, we set out goals for the company to grow our sales volume with the market and generate production and distribution efficiencies. There were challenges at the beginning as we were still recovering our markets that were affected by last year’s landslide in Naga City but I believe we managed to make significant progress along the way,” CHP President and CEO Ignacio Mijares said.

The company also announced recently that it will be seeking shareholder approval during its upcoming annual stockholders’ meeting on June 5, 2019, to increase its authorized capital stock for capital raising exercises that CHP may consider to undertake. CHP is potentially looking to raise up to US$250 million which would allow it to improve its capital structure, fully fund its ongoing Solid Cement plant expansion and provide balance sheet flexibility.

“The strategic location of our Solid expansion project will allow us to efficiently contribute and take part the country’s infrastructure growth,” Mr. Mijares added.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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